Exhibit 99.1

XP Announces Corporate Governance Changes to Support its Next Chapter of Growth

•	Governance changes improve independent oversight and strategic counsel;

•	Adding four new independent directors to create majority-independent board and enhance expertise in key areas;

•	Forming two new committees to augment critical capabilities to support XP’s growth: Risks, Credit and ESG Committee and Strategy and Performance Committee.

SÃO PAULO―April 26, 2024―XP Inc. (Nasdaq: XP) today announced a series of changes to its Board of Directors to increase the Board’s ability to provide independent oversight and strategic counsel. These changes include (i) the creation of a majority-independent Board through the addition of new independent directors with experience in critical areas such as risk management, credit, banking and people; (ii) the formation of two new Board committees and (iii) the restructuring of existing Board committees.

Creation of a Majority-Independent Board

The refreshed Board, consisting of Independent and Non-Independent Directors, will unite professionals with industry experience and complementary skills in areas that are fundamental to the Company’s long-term business strategy.

Four new Independent Directors are expected to be elected at the upcoming Annual Meeting of Shareholders on May 24, 2024. Following the Annual Meeting, the Board will be majority-independent with five Independent Directors, three Non-Independent Directors, and Founder and Chairman Guilherme Benchimol. This will ensure a greater voice for shareholders not affiliated with the Company’s controlling shareholders while enhancing the skill set represented on the Board, the composition of which is discussed below.

Independent Directors

•	Martín Escobari has served on XP’s Board of Directors since 2019. Mr. Escobari is a respected investor with a successful track record of driving innovation, highlighted by his tenure at General Atlantic, where he serves as Co-President, Chairman of the Investment Committee and Head of Global Growth Equity.

•	Oscar Rodriguez Herrero brings more than 27 years of international experience in risk management, private equity, and strategic consulting, and will significantly enhance the credit and risk management capabilities of the Board. He previously held the position of Chief Risk Officer for the Global Wholesale Banking Business of Santander, and until earlier this year, he served as a member of the Executive Risk Committee at Nubank, a Brazilian digital bank.

•	José Luiz Acar Pedro brings extensive experience at the highest levels of credit and banking in Brazil. He served as Executive Vice President of BCN and Bradesco, Partner and Member of the Executive Committee at BTG Pactual, CEO of Banco Pan, and Executive Chairman of Banco Safra.

•	João Roberto Gonçalves Teixeira has a long track record in wholesale banking and finance as the former CEO of both Copersucar, the world’s largest sugar and ethanol company, and Banco Votorantim, one of the largest privately owned banks in Brazil.

•	Melissa Werneck has worked for the Kraft Heinz Company since 2013, where she is currently Global Chief People Officer and leads the company’s Diversity, Inclusion and Belonging efforts. An expert in human resources, people management and compensation in multinational organizations, she spent 14 years working at All America Latina Logistica prior to joining Heinz. She also serves as a board member of Fundação Kraft Heinz.

Current Independent Directors Luiz Felipe Calabró, Frederico Carvalho, Cristiana Pereira, together with Non-Independent Director Fabrício Almeida, have resigned from the Board of Directors effective as of the date of the next annual general meeting of shareholders scheduled for May 24, 2024. Ms. Pereira will continue to serve as an advisor to the Audit Committee. Mr. Almeida will continue to serve as General Counsel of XP.

Founder and Chairman Guilherme Benchimol said, “XP is thrilled to welcome these four talented, independent leaders to our Board of Directors, and we look forward to benefiting from their diverse perspectives and expertise as we continue to advance our purpose of transforming the financial markets to improve people’s lives.”

“These Directors were identified through a comprehensive and robust search process supported by third-party experts, and we are confident that they will contribute toward XP’s strategy, cultural development, risk management and compliance as the company continues on its strong growth trajectory. I would like to thank Luiz, Frederico, Cristiana and Fabrício for their valuable contributions to our Board of Directors and their thoughtful stewardship of XP.”

Non-Independent Directors

•	Guilherme Benchimol is the Founder and Executive Chairman of XP and served as its CEO for 20 years. Guilherme has defined XP's mission, set it on its growth path and established its culture throughout the Company's life.

•	Gabriel Leal was an executive of the Company for more than 17 years until 2023, building XP’s channel distribution from the ground up.

•	Bernardo Amaral was an executive of the Company for more than 16 years until 2023, serving as XP’s Chief Risk Officer and General Counsel.

•	Bruno Constantino has more than 26 years of experience in financial markets. He has served in an executive role at XP for more than 11 years, including leading the Company’s financial strategy as Chief Financial Officer for the last 5 years.

Together with this announcement, XP also announced Mr. Constantino’s transition out of the CFO role, separating these executive and director roles.

New Board Committees and Composition

Concurrently with the appointment of the new Directors, XP’s Board is forming two new committees in addition to its existing Audit and Compensation Committees.

Charged with overseeing the Company’s risk-related policies and practices, including those with respect to environmental, social and governance areas, the new Risks, Credit and ESG Committee will include Oscar Rodriguez Herrero, Bernardo Amaral, and Bruno Constantino.

The Board has also established a Strategy and Performance Committee responsible for monitoring the Company’s performance and providing strategic direction. The composition of this committee ensures that it will benefit both from internal and external perspectives as well as decades of experience in setting corporate vision and strategy and executing on those plans. The committee will include Guilherme Benchimol, Bruno Constantino, Gabriel Leal, João Teixeira and José Acar.

The Board’s Audit Committee will be comprised entirely of Independent Directors, which will be Oscar Rodriguez Herrero, José Acar and João Teixeira.

The existing Compensation Committee will be renamed to the Compensation, People, Nominating and Governance Committee, and its scope will expand to include broader oversight of talent management. The members will be Melissa Werneck, Guilherme Benchimol and Gabriel Leal.

Benchimol added, “Our new committee structure reflects the needs of our Company today and in the future as a dynamic and growing financial services organization serving a wide range of customers with approximately 6,700 employees. The changes to our board, fresh talent and new committees announced today are an important milestone in XP’s growth story that signify our bright future ahead and represent ongoing efforts to respond to shareholder feedback.”

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•                     Educating new classes of investors;

•                     Democratizing access to a wider range of financial services;

•                     Developing new financial products and technology applications to empower clients; and

•                     Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.